UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2009

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp. 7, Fragoklisias Street, 2nd Floor Maroussi 151 25 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated January 26, 2009, announcing the Company’s recent FFA transactions, the completion of a private placement to its insiders and an update on the employment of the Star Sigma.

STAR BULK CARRIERS CORP. ANNOUNCES FFA TRANSACTIONS, COMPLETION OF PRIVATE PLACEMENT TO INSIDERS AND UPDATE ON THE STAR SIGMA EMPLOYMENT

ATHENS, GREECE, January 26, 2009 - Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes announced today that :

FFA Contracts

The Company has sold contracts in the Freight Forward Agreement (“FFA”) market on the Capesize index for Calendar 2009 for a total of 360 calendar days with an average rate of approximately $19,900 per day. The Capesize index refers to a modern Capesize dry bulk carrier. The contracts are intended to serve as an approximate hedge for one of the Company’s  Capesize vessels trading in the spot market for 2009, effectively locking-in the approximate amount of revenue that the company expects to receive from such vessel for the period.

Similarly, the Company announced that it has sold FFA contracts on the Capesize index for Calendar 2010 for a total of 60 days at an average rate of approximately $25,225 per day. All of the Company’s FFA transactions are cleared trades and are intended as approximate hedges to its physical  exposure in the spot market.

Universal Shelf Registration Statement

The Company recently filed a universal shelf registration statement, which has not yet been declared effective, to register an aggregate of $250 million of securities in order to provide flexibility to the Company to raise capital in the future as management and the board of directors may determine.

Private Placement

The Company also announced the completion of the previously announced private placement to insiders who had committed to reinvesting the cash portion of their dividend paid in respect of the third quarter 2008 into shares of Star Bulk. A total of 818,877 common shares were issued pursuant to the private placement. The Company included the resale registration of shares and warrants held by insiders and a former officer of Star Maritime Acquisition Corp. who had “piggy back” registration rights under various agreements, as well as shares issued to insiders and employees pursuant to the Company’s equity incentive plan.

Update on Star Sigma Employment

The Company also announced that the vessel Star Sigma , which was on time charter to a Japanese charterer at a gross daily charter rate of $100,000/day until March 1, 2009 (earliest redelivery) , was redelivered earlier to the Company pursuant to an agreement whereby the charterer agreed to pay the contracted rate less $8,000 per day, which is the approximate operating cost for the vessel, from the date of the actual redelivery in November 2008 through March 1, 2009.  The Company has received payment in full and the vessel is currently trading in the spot market on a voyage charter to BHP Billiton at a gross time charter equivalent rate of approximately $14,100 per day, resulting in a revenue for the vessel that is effectively higher than it would have been under the original charter at the rate of $ 100,000 per day. The vessel is still committed to a 3-year time charter at a gross daily average charter rate of $63,000/day commencing in March 2009.

Akis Tsirigakis, CEO of Star Bulk commented: "We are happy to announce our entry into FFA contracts aiming to enhance our fleet coverage and cash flow visibility for 2009 and 2010. Moreover, the pre-payment of the charter hire for the Star Sigma enhanced our cash position and liquidity, adding strength to our balance sheet. We continue to explore constructive ways to enhance and secure the Company’s revenues in response to this period of uncertainty in the shipping markets .. In this context we are pursuing various employment options for our vessels that include physical charters, contracts of affreightment (COA), charter extensions, FFA contracts and pool employment. We are also pleased to have completed the private placement to insiders who re-invested their cash dividend proceeds, clearly demonstrating their confidence in the Company’s prospects.   "

About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the Nasdaq Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of twelve dry bulk carriers. The total fleet consists of four Capesize, and eight Supramax dry bulk vessels with an average age of approximately 9.5 years and a combined cargo carrying capacity of 1,106,250 deadweight tons.

Forward-Looking Statements
The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "may," or words of similar meaning.

Such forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4, Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:
George Syllantavos
CFO
Star Bulk Carriers Corp.
7 Fragoklisias Street
Maroussi 15125
Athens, Greece
E-mail: ir@starbulk.com
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com
www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: January 26, 2009	By:	/s/ PROKOPIOS TSIRIGAKIS
	Name:	Prokopios Tsirigakis
	Title:	Chief Executive Officer and President